Mail Stop 3561

February 3, 2009

Custom Q, Inc.
1133 Old Bridge Place
Fort Wayne, IN 46825
Attention: Cindy Kostoff, Principal Executive Officer

> **Re: Custom Q, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 7, 2009**
> **File No. 333-156611**

Dear Ms. Kostoff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 20

1. It appears that your activities and proposed operations are commensurate in scope with those ordinarily associated with a blank check company. Please revise your disclosure throughout the registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act, or tell us why you do not believe that Rule 419 applies to you.

Rule 419(a)(2) of Regulation C defines a blank check company as a company that is (i) a development stage company with no specific business plan or purpose or that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or entity, and (ii) issuing penny stock. The Company seems to meet this definition because (i) the language on page 20 of the registration statement suggests that the Company's business plan involves its sale to a third party ("…Ms. Kostoff has indicated that she will in the future…sell our business to a third party buyer in a transaction which involves sale of their controlling interest…."), and (ii) the Company is issuing penny stock. Please note that, in discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

Description of Business, page 22

2. We note that, on your website, you state that the Company was officially founded in 2008 but is an "offshoot" of a company that began business in 1987. Specifically, you state that "Early on, Cindy and Michelle each worked from there respective home offices, embroidering and screen-printing for their local school and church groups. Their quality workmanship and attention to detail had earned them an ever growing customer base that necessitated their move to a large, off-site facility in 1990." Please revise your disclosure to include this description of the manner in which your business has developed over the years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. Because the Company is a penny stock issuer, the Company is ineligible to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act of 1933, as amended, and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934, as amended. Therefore, please delete the reference to these sections. In addition, please make clear that the Company is ineligible to rely on these safe harbor provisions because of its status as a penny stock issuer, as you acknowledge on page 15.

Liquidity and Capital Resources, page 28

4. We note your indication that you have enough cash "to sustain operations until February 28, 2009." Please revise your discussion to explain what steps you will take if your operating revenues are insufficient to sustain your operations beyond that date.

Market for Common Equity and Related Stockholder Matters, page 29

Reports to Shareholders, page 31

5. We note your indication that you are "not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless [you] have more than 500 shareholders and total assets of more than $10 million on September 30, 2009." We note, however, that you have engaged in preliminary discussions with a FINRA Market Maker to file your application on Form 211 with the NASD for purposes of quoting your shares on the OTC Bulletin Board. In this regard, we understand that in order for a security to be eligible for quotation on the OTC Bulletin Board, the issuer of the security must be required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Please tell us, then, how you intend to be required to file reports pursuant to Section 13 once you cease being obligated to file reports pursuant to Section 15(d), which obligations are suspended in any fiscal year following the fiscal year in which this registration statement goes effective and you have less than 300 record holders.

Exhibits and Financial Statement Schedules, page 41

6. Please file as an exhibit to the registration statement the subscription agreement pursuant to which the selling shareholders purchased their common stock of the Company. See Item 601 of Regulation S-K.

Undertakings, page 41

7. Please revise the registration statement to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. See Rule 430C under Regulation C.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lilyanna L. Peyser (Staff Attorney) at (202) 551-3222, Mara Ransom (Legal Branch Chief) at (202) 551-3264, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc via facsimile: Michael T. Williams, Williams Law Group, P.A.